SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release: OPTIBASE SIGNS TERM SHEET TO BUY MEDIA 100 ASSETS IN PRE-PACKAGED BANKRUPTCY PROCEEDING

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SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: March 1, 2004

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CONTACT:	Yael Paz, Director of Corporate Communications
Optibase, Ltd.
011-972-9-9709-255 / 011-972-9-9709-171
yaelp@optibase.com / sharonam@optibase.com

Jeff Corbin / Lee Roth
KCSA Public Relations Worldwide
(212) 896-1214/ (212) 896-1209
jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE SIGNS TERM SHEET TO BUY MEDIA 100 ASSETS IN PRE-PACKAGED BANKRUPTCY PROCEEDING

Upon Bankruptcy Court Approval Media 100 Activity to Become Business Unit of Optibase with 844/X
And Media 100 HD the Central Focus

        HERZLIYA, Israel, March 1, 2004 – Optibase Ltd. (NASDAQ: OBAS), a leader in digital video encoding and streaming solutions, today announced execution of a non-binding term sheet (the “Term Sheet”) with Media 100 (OTCBB: MDEA.OB) providing for negotiation of a debtor-in possession loan by Optibase to Media 100, and the sale to Optibase of substantially all of the assets of Media 100 Inc. in a pre-packaged bankruptcy proceeding, under title 11 of the United States Bankruptcy Code (“Chapter 11”) (the “Transaction”). At this time, there is no binding agreement between the Company and Media 100 for the Transaction. Moreover, any such future agreement and sale would be subject to various conditions precedent, including approval by the Court in the Chapter 11 case. The parties are under no obligation to pursue or complete the Transaction unless and until they have executed a definitive agreement (“Agreement”) and the Court has approved the Transaction.

This Transaction, once filed with the bankruptcy court and given an interim order by that court, among other things to secure the debtor-in-possession financing, will allow Media 100 to continue to develop, sell and support its 844/X editing-compositing systems, newly-introduced Media 100 HD system, Media 100 i, and other content design products.

“Media 100 has created differentiated and valuable technology that we believe can flourish with the right backing,” said Tom Wyler, Chief Executive Officer and Chairman of the Board of Optibase. “If the asset purchase by Optibase is approved by the bankruptcy court, the advanced products that Media 100 has developed would represent a growth opportunity for Optibase.”
“With an extremely strong balance sheet, Optibase gives Media 100 the financial wherewithal to continue engineering and marketing 844/X and Media 100 HD and compete aggressively in the market,” said John Molinari, president and chief executive officer of Media 100. “The deal is timed well to support us just as we begin first shipments of our new 844/X Version 3 release and prepare to deliver our first implementation of 844/X technology on the Apple Power Mac G5 platform – Media 100 HD.”

Subject to various conditions precedent which are set forth in the Term Sheet, and which have not yet been satisfied, including negotiation and completion of final documentation, issuance of appropriate orders and approvals by the bankruptcy court, Optibase intends to provide up to $1 million in a debtor-in-possession loan, and buy substantially all the assets of the Company for $2.5 million (less the amount of any debtor-in-possession funding advanced). The debtor-in-financing would be used to enable Media 100 to meet its commitments to its employees, to fund vendor obligations going forward, and to assure uninterrupted business operations.

For more information on Optibase Ltd. please visit www.optibase.com.
For more information on Media 100 Inc. please visit www.media100.com.

About Optibase

        Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com

Forward Looking Statements

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F, its Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission and other filings with the SEC. The Company does not undertake any obligation to update forward-looking statements made herein.